SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

        Attached hereto and incorporated by reference herein is a copy of the press release Optibase Ltd. Announces Second Quarter Results

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: August 4, 2009

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES SECOND QUARTER RESULTS

HERZLIYA, Israel, August 4, 2009 – Optibase Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the second quarter ended June 30, 2009.

        Revenues for the second quarter ended June 30, 2009 were $3.3 million compared with $3.6 million for the first quarter of 2009 and $5.7 million for the second quarter of 2008.

        Net loss for the second quarter ended June 30, 2009, was $1 million or $0.06 per basic and fully diluted share, compared with a net income of $2.9 million or $0.18 per basic and fully diluted share for the first quarter of 2009 and with a net loss of $2.1 million or $0.15 per basic and fully diluted share for the second quarter of 2008. Weighted average shares outstanding used in the calculation for the periods were approximately 16.5 million basic and fully diluted for the second quarter of 2009, and approximately 16.5 million basic and fully diluted for the first quarter of 2009, and 14 million for the second quarter of 2008.

        For the six months ended June 30, 2009, revenues totaled $6.9 million, compared with $9.8 million for the six months ended June 30, 2008. Net income for the period was $1.9 million or $0.12 per basic and fully diluted share, compared to a net loss of $5 million or $0.36 per basic and fully diluted share for the six months ended June 30, 2008. Weighted average shares outstanding used in the calculation for the periods were approximately 16.5 million basic and fully diluted and 13.8 million basic and fully diluted respectively

        As of June 30, 2009, the Company had cash, cash equivalents, and other financial investments, net, of $38 million, and shareholders’ equity of $37 million, compared with $28.8 million, and $38 million as of March 31, 2009.

        Commenting on the quarter, CFO of Optibase, Amir Philips, said, “Our second quarter results reflect the continued effects of a slowing economy which contributed to lower revenue and the associated decline in earnings. We continue to keep an eye on expenses and have been diligent in that regard.”

        He concluded by saying, “Our visibility into upcoming quarters remains challenging as we approach the one-year anniversary of the start of this negative economic environment. As a meaningful recovery appears to be some way off, our focus continues to be on running our business efficiently and controlling our overhead. In addition, we still have a substantial cash balance at our disposal to explore various businesses opportunities that this market downturn has created.”

OPTIBASE REPORTS/5

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications.

For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/6

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2009

	Six months ended		Three months ended
	June 30 2009 $ Unaudited	June 30 2008 $ Unaudited	June 30 2009 $ Unaudited	June 30 2008 $ Unaudited

Revenues	6,875	9,770	3,282	5,743
Gross profit	3,132	4,964	1,505	2,936
Operating expenses:
Research and development, net	2,076	3,289	813	1,588
Selling, general and administrative	4,286	6,101	2,066	3,195
Total operating expenses	6,362	9,390	2,879	4,783
Operating loss	(3,230)	(4,426)	(1,374)	(1,847)
Other income (expenses)	4,778	(705)	-	(219)
Financial income (expense), net	378	115	394	(47)

Net income (loss) from continuing operations	1,926	(5,016)	(980)	(2,113)

Income related to discontinued operations	-	20	-	10

Net income (loss)	1,926	(4,996)	(980)	(2,103)
Other comprehensive income
Unrealized holding losses on available for sale
securities	-	(267)	-	-
Total comprehensive income (loss)	1,926	(5,263)	(980)	(2,103)

Net income (loss) per share:

Basic and diluted	$0.12	$(0.36)	$(0.06)	$(0.15)

Number of shares used in computing
Earning per share

Basic	16,531	13,829	16,534	14,017
Diluted	16,547	13,829	16,534	14,017

Amount in thousands except per share data

OPTIBASE REPORTS/7

Optibase Ltd.
Condensed Consolidated Balance Sheets

	June 30 2009 Unaudited	December 31 2008 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	38,053	11,386
Trade receivables net of allowance for bad debts	2,342	3,241
Inventories	3,119	4,373
Other receivables and prepaid expenses	695	690
Assets Related To Discontinued Operations	-	-
Total current assets	44,209	19,690

Other long term investments	2,331	26,388

Fixed assets, net	931	1,228
Total assets	47,471	47,306

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	1,166	2,276
Accrued expenses and other liabilities	7,227	7,642
Liabilities Related To Discontinued Operations	162	162
Total current liabilities	8,555	10,080
Accrued severance pay	1,829	2,215
Total shareholders' equity	37,087	35,011
Total liabilities and shareholders' equity	47,471	47,306

Amounts in thousands